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Phoenix Canada Oil Company Limited

Management's 2Q2008 Operations Update; Advancing to the "Hydrogen Economy"

The recent oil (and natural gas) price volatility can best be described as "mind-boggling!" – after the recent breakout to an incredible $147 oil price – while today's price scenario is under $115. Speculating on a reasonable "floor price" for this vital commodity is pure guesswork. What does not change, however, is the recently less publicized "Peak Oil doomsday" scenario! Despite the current unprecedented oil price volatility – the world is still consuming much more oil and gas than is being discovered!

The commodity and financial markets are not structured to reflect the longer term (meaning beyond, say, two years) oil finding and oil consumption rates. Accordingly, the fact is that the world's current oil discovery rate – increasingly difficult and costly in any event – now amounts to around 50% of the world's current oil consumption! With inexorably rising oil consumption (think "China" and "India"), the energy consumer can only speculate on his energy future which is clearly based on his wallet's "price at the pump."

The most compelling argument for the increasingly inevitable "Hydrogen Economy" lies in the statistics on declining proven oil and gas reserves. The conclusion must be that the Phoenix role in the "Hydrogen Economy" is at the "cutting-edge" of the commercial development of this exciting REPLACEMENT (not "alternative") energy technology.

Our Company's mid-2008 business performance and financial condition continues strong. Phoenix remains well financed to advance its exclusive, worldwide position in the exciting, innovative, unique and proprietary low cost hydrogen generation technology which we hold under a long term (up to 40 years) license agreement with a major U.S. research university.

Financial Highlights (2Q2008):

- Current assets, at $8,777,295, are substantially unchanged from $9,068,000 reported at 2007 year- end.
- A restatement – due to the new regulatory accounting policy requiring the marking of investments to market – decreased the current period's aggregate assets, largely cash and equivalents, to $10,052,000 from $10,667,000 at the prior year-end.
- Current liabilities declined to $216,000, from $380,000 at the prior year-end, due to decreased income tax and other routine liabilities.
- Shareholders' equity decreased to $9,836,000, from $10,287,000 at the earlier year-end, largely due to the new policy of marking investments to market.
- Gross operating revenues of $227,000 declined modestly from $234,000 reported for the previous year's period.
- Net loss, after non-cash charges of $52,000 attributable to stock-based Directors' compensation, was $14,000 – compared with last year's net income of $41,500. The per share income (loss) was effectively NIL; less than one cent per share for each period.
- Issued and outstanding share capital, fully diluted, increased to 5,165,994 shares from 5,065,994 shares the previous year – an unusually modest capitalization considering the upside potential of our prospective hydrogen generation technology.

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- Capitalized costs of our hydrogen generation project research and development work increased during the period to $508,000 from $459,000 at the 2007 year-end.

Management retains the view that the adoption of hydrogen energy is inevitable – because hydrogen is by far the most plentiful element in our universe. Hydrogen can provide virtually inexhaustible reserves of clean energy – with a totally benign environmental impact. Hydrogen fuel combustion generates, exclusively, heat energy and moisture. A further critical economic positive is that well established natural gas infrastructure is readily converted for hydrogen gas storage, transport, delivery and boiler/furnace burners.

With hydrogen considered as the REPLACEMENT (not "alternative") fuel – Phoenix reiterates its views on the feasibility of the current range of "accepted" alternative energies:

- Practically without exception, every widely promoted alternative energy requires massive government/taxpayer subsidies to establish and maintain their market position.
- All biofuels, with special emphasis on those deriving from agricultural food commodities, operate with a negative energy balance – after factoring in the massive inputs required for their seeding, fertilization, production, harvesting, processing, storage and delivery infrastructure costs. Also ignored are their environmentally damaging deforestation plans.
- Both wind power and solar energy are inherently limited in their universal application by intermittent operating conditions, including – dependence on unpredictable air movements – restrictions of night and overcast skies – snow and rain climate events – all of which are natural conditions that impact operational efficiencies. Their unpredictable down-times requires special storage capabilities – not yet technically nor economically feasible – and/or standby fossil fuel power facilities which impact capital and operating costs.
- The conventional energy alternatives – coal and nuclear – are both understood as inherently environmentally damaging. Further, the nuclear option must resolve the high costs and dangers of routine commercial operations – and the need for secure "1,000-year storage" facilities to dispose of spent nuclear fuel.

Phoenix Role in the "Hydrogen Economy"

Phoenix plans for a leading role in the future "Hydrogen Economy" – based on the milestone grant of U.S. Patent 7,122,171 in October 2006. Phoenix holds worldwide exclusivity for the innovative, proprietary hydrogen gas generation technology held by its U.S. subsidiary – Phoenix International Energy Inc. Our position is secured through a long term Technology License Agreement with a major U.S. research university under which the intellectual property rights are maintained for a period of 20 years beyond the 17-year life of the last patent issued under the accord. The U.S. Patent confirms that the rigorous pre-patent examination process has disclosed no "prior art" that conflicts with our proprietary "foundation" technology which results in the solar light-powered generation of hydrogen gas from an ordinary water feedstock.

per: S. Donald Moore; President
14 August 2008

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